UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of Earliest Event Reported):

November 10, 2025 (September 30, 2025)

Standard Dental Labs Inc.
(Exact name of issuer as specified in its Certificate of Formation)

Nevada	88-0411500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

424 E Central Blvd #308, Orlando, FL 32801, USA
(Full mailing address of principal executive offices)

407-789-1923
(Issuer’s telephone number)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Standard Dental Labs Inc., a Nevada corporation (the “Company”) entered into an asset purchase agreement (the “Asset Purchase Agreement”), dated as of November 4, 2025, by and between the Company and Dream Dentistry Labs, LLC, a Florida limited liability company (the “Seller”) pursuant to which the Seller agreed to sell and the Company agreed to buy certain of its assets to the Company (the “Transaction”) for a total consideration of $800,000 (the “Gross Consideration”) consisting of (i) cash and (ii) common stock of the Company.

The assets acquired from Seller include (a) all fixed assets, including furniture, fixtures, machinery, equipment, computer hardware and software, and all other tangible assets and personal property of the Seller other than excluded assets; (b) all rights and benefits of the Seller under the contracts as listed on schedules to the Asset Purchase Agreement; (c) all goodwill, going concern value, patents, patent applications, patent rights, copyrights, copyright applications, Websites, URL’s, domain names, methods, know-how, software, technical documentation, computer programs, engineering drawings, product concepts, and ideas under development, processes, process charts, procedures, inventions, trade secrets, trademarks, trade names, trade dress, logos, business names (and specifically the right to continue to use the name “Dream Dentistry Labs, LLC”), telephone numbers, confidential information, franchises, customer lists, customer files, , marketing materials, advertising records, advertising rights with respect to all media, service marks, service names, registered user names, technology, research records, data, designs, plans, drawings, manufacturing know-how and formulas, whether patentable or unpatentable, and other intellectual or proprietary rights (and all rights thereto and applications therefor), including the intellectual property; (d) all rights to causes of action, lawsuits, judgments, claims, and demands of any nature available to or being pursued by the Seller, including all rights and claims against manufacturers and vendors of the Seller, relating to the subject matter of this Agreement, whether arising by way of counterclaim or otherwise; (e) all rights in and under all express or implied guarantees, warranties, representations, covenants, indemnities, and similar rights in favor of the Seller related to the subject matter of this Agreement; (f) all Permits, licenses or similar rights to the extent that they are assignable; and (g) all information, files, databases, correspondence, records, data, plans, reports, and Contracts, including any and all information and records relating to investment, insurance and other current and past customers, client files, customer, supplier, price and mailing lists, business contacts, and investment, underwriting, and claims files together with all usual and customary records in connection therewith, and all accounting or other books and records of Seller in whatever media retained or stored, including computer programs and disks (collectively, the “Purchased Assets”).

Certain assets of the Seller were excluded including (a) all ownership and other rights with respect to Seller’s employee benefit plans; (b) all rights of Seller under any excluded contracts; (c) all accounts receivable outstanding as at the closing date; (d) any permit or license that by its terms is not transferable to the Company; (e) all contracts other than assigned contracts; (f) all equity interests in the Seller or any subsidiary of the Seller; (g) all of such Seller’s federal, state, and local income tax returns and records (provided that the Seller has made available copies of such tax returns and records to the Company prior to the closing) and any rights to tax refunds, including without limitation any rights to Employee Retention Tax Credits of the Seller; (h) all personnel files and payroll records related to employees of the Seller; (i) all causes of action, judgments, claims, reimbursements and demands, of whatever nature, in favor of Seller which relate to the excluded assets or retained liabilities and all counterclaims, crossclaims, and defenses in regard to any claims or causes of action currently or hereafter pending or threatened against Seller; (j) all losses, loss carry forwards, loss carry backs, and rights to receive refunds, rebates, offsets, credits or credit carry forwards with respect solely to taxes of Seller; (k) any insurance policies maintained by Seller and any claims under such policies and all obligations under those insurance policies including costs associated with defense of any actions; (l) the charter documents, minute books, stock ledgers, tax returns, books of account and other constituent records relating to the corporate organization of the Seller; and (m) any other items listed on schedules to the Asset Purchase Agreement (collectively, the “Excluded Assets”).

The Company assumed certain liabilities related to the Purchased Assets and the Seller retained certain liabilities related to the Excluded Assets.

The share consideration (the “Share Consideration”) will consist of such number of shares of common stock of the Company (the “Common Shares”) equal to the quotient of (A) the Gross Consideration less the Cash Consideration (as defined below), divided by (B) the volume weighted average price of the Common Shares as quoted on the OTCQB for the five trading days immediately preceding the closing (the “Per Share Value”) and shall be issued and payable by the Company to the Seller on the closing date, subject to the certain share holdbacks and lock-ups.

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The Shares Consideration will be subject to a share holdback of 20% for a period of 12 months to cover indemnity obligations of the Seller to the Company and to the following contractual lock-up restrictions. Specifically, the Share Consideration will be held in escrow by the Company at the closing and released to the Seller in eight (8) equal quarterly instalments beginning at the end of the first full fiscal quarter to occur after the closing date (the “Share Lock-Up”), further subject to reduction pursuant to the Earn-Out Adjustment described below.

The Share Consideration shall be subject to reduction based on the confirmation of the annual billings generated by the Purchased Assets (the “Annual Gross Billings”) for the 12 months following the closing date (the “Earn-Out Period”) relative to the Annual Earn-Out Target. The “Annual Earn-Out Target” means 80% of Seller Target Gross Billings. The “Seller Target Gross Billings” means the annualized average monthly billings of the Seller from the Purchased Assets for each of three months ended prior to the closing date as certified by the completion of an independent audit providing confirmation of such monthly billings for each such month.

The cash consideration (the “Cash Consideration”) shall be equal to the payoff amount of the Liabilities set forth on a schedule to the Asset Purchase Agreement on the closing date.

The Asset Purchase Agreement contains customary representations, warranties, covenants and indemnification provisions. Closing the Transaction is subject to certain closing conditions, including satisfactory completion of due diligence by the Company of the Seller. The Asset Purchase Agreement may be terminated by mutual consent of the parties, by either party if the Transaction does not close by December 31, 2025, by either party if the other party is in material breach that is not cured upon notice thereof and by the Company if its due diligence review is not completed to its reasonable satisfaction by December 31, 2025.

The Asset Purchase Agreement and the schedules thereto are not intended to provide any other factual information about the Company or Seller or their respective subsidiaries and affiliates. The Asset Purchase Agreement contains representations and warranties by each of Seller and the Company, which representations and warranties were made solely for the benefit of the parties to the Asset Purchase Agreement and (i) should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified, modified or excepted in the Asset Purchase Agreement by confidential disclosures that were made to the other party in connection with the negotiation of the Asset Purchase Agreement; (iii) may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws; and (iv) were made only as of the date of the Asset Purchase Agreement or such other date or dates as may be specified in the Asset Purchase Agreement and may change after the date of the Asset Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures. Accordingly, investors and stockholders should not rely on the representations and warranties in the Asset Purchase Agreement as characterizations of the actual state of facts or condition of the Company or the Seller or their respective subsidiaries or affiliates.

The foregoing description of the Asset Purchase Agreement is qualified in its entirety by the full terms of the Asset Purchase Agreement, which is filed as Exhibit 6 to this report and is incorporated herein by reference.

Item 8. Certain Unregistered Sales of Equity Securities

Pursuant to the Asset Purchase Agreement, the Company has agreed to issue such number of shares of common stock to the Seller equal to the quotient of (A) the Gross Consideration less the Cash Consideration, divided by (B) the Per Share Value. The Share Consideration will be issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) thereof based on the representations of the Seller contained in the Asset Purchase Agreement.

On September 30, 2025, the Company closed a private placement of units of the Company to certain investors with whom the Company had a pre-existing relationship. Pursuant to the private placement the Company issued 2,350,020 Common Shares and 2,350,020 Common Share purchase warrants (“Warrants”) as units at a price of $0.05 per unit for aggregate cash proceeds to the Company of $117,501. The Warrants are exercisable for a period of one year from the date of issuance at an exercise price of $0.35 per share in relation to 450,000 of the Warrants and $0.25 per share for the remaining 1,900,020 Warrants. The units were issued to the investors pursuant to Rule 506(b) of Regulation D under the Securities Act and Section 4(a)(2) thereof to a limited number of accredited investors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD DENTAL LABS INC.

By:   /s/ James D. Brooks

      James D. Brooks

      President

Date:     November 10, 2025

Exhibit Index

Exhibit No.	Description
6	Asset Purchase Agreement, by and between the Company and Seller, dated November 4, 2025

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